NAME OF REGISTRANT: McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on McDonald’s Corporation. 2023 Proxy Statement:

Advisory Vote on Adoption of Antibiotics Policy (1 of 2)

McDonald’s Corporation. Symbol: MCD

Filed by: Green Century Equity Fund and the

Benedictine Sisters of Boerne, Texas

Green Century Capital Management, Inc., the investment advisor to the Green Century Equity Fund, seeks your support for the antibiotics proposal filed at McDonald’s Corporation (hereby referred to as “McDonald’s” or “the Company”) in its 2023 proxy statement asking the Company to adopt an enterprise-wide policy to phase out the use of medically important antibiotics for disease prevention purposes in its beef and pork supply chains. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating systemic public health, governance, reputational, and regulatory risks.

Resolved: Shareholders request that McDonald’s adopt an enterprise-wide policy to phase out the use of medically important antibiotics for disease prevention purposes in its beef and pork supply chains. The policy should include, in the discretion of board and management, global sourcing targets with timelines, metrics for measuring implementation, and third-party verification.

Supporting Statement: A policy meaningful to shareholders would include:

●	Establishment of a glidepath for the phase out, inclusive of interim reduction targets;
●	A commitment to annual disclosure of enterprise-wide antibiotic use including reporting by shared class of antibiotics.

RATIONALE FOR A “YES” VOTE

1.	Systemic Public Health Risks – Overuse of antibiotics in animals contributes to a rising threat of antibiotic resistance. Treating antibiotic resistant bacteria infections in humans costs the U.S. more than $4.6 billion annually.[1] Antibiotic resistance is the 3rd leading cause of death in the United States, and the World Health Organization (WHO),[2] U.S. Centers for Disease Control and Prevention (CDC),[3] and U.S. Food and Drug Administration (FDA)[4] have issued statements calling for the immediate reductions of medically important antibiotics in animal production.
2.	Governance Risk – McDonald’s was unable to meet its antibiotic free supply chain goals set in its Global Vision for Antibiotic Stewardship in Food Animals in 2018. Inability to plan for and fulfill commitments could lead to increased governance risk at McDonald’s. Additionally, McDonald’s did not meet its 2012 pledge to eliminate gestation crates from its pork supply chain, which resulted in a proxy fight for two board members’ seats in 2022 and drew broad media attention.

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1 https://www.cdc.gov/drugresistance/solutions-initiative/stories/partnership-estimates-healthcare-cost.html

2 https://www.who.int/news-room/fact-sheets/detail/antibiotic-resistance

3 https://www.cdc.gov/drugresistance/biggest-threats.html

4 https://www.fda.gov/emergency-preparedness-and-response/mcm-issues/antimicrobial-resistance-information-fda

3.	Regulatory Risk – Regulators in the U.S. and in the EU have taken steps in the past year to reduce use of medically important antibiotics in food-producing animals.[5,6] These new regulations could create issues for McDonald’s supply chain if the status quo is maintained. Increased public visibility into the beef and pork supply chain, as mandated by new regulations, could also spur public backlash against McDonald’s.
4.	Reputational Risk - As the largest purchaser of beef and a major purchaser of pork, McDonald’s faces exposure to potential reputational risk for failing to implement antibiotic-free practices rapidly and transparently. Consumer demand for antibiotic free meat is growing, and if McDonald’s is seen as contributing to the rise of antibiotic resistant infections, it could face financial repercussions.[7]

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

BACKGROUND

The World Health Organization describes antimicrobial resistance as one of the biggest threats to global health, food security, and development and the CDC reports that antibiotic resistance is a global public and health crisis that threatens to upend global health systems.8 If no action is taken, by 2050 all antibiotics in use today could become ineffective. According to recent estimates, antibiotic resistant bacteria cost the U.S. more than $4.6 billion annually in health-related costs. Antibiotic resistant infections are the third leading cause of death in the U.S., with as many as 162,000 adults dying every year from exposure, and patients diagnosed with enterobacteriales, such as Salmonella and E. coli, have a one in three chance that their infection is untreatable or not easily treated.9 Without immediate action, common infections and minor injuries may once again lead to death, impacting all age groups and demographics.

Antibiotic overuse in food animals and human medicine is the single most important factor driving this crisis.10 Fifty four percent of antimicrobials used in U.S. animal agriculture are “medically important antibiotics,” meaning that they are the same drugs relied upon for human use.11 Nearly 66% of all medically important antimicrobials originally intended for human use are sold in the U.S. for swine and cattle production.12 U.S. beef producers are one of the largest users of medically important antibiotics, with 54% of the more than 25,000 feedlots in the U.S. purchasing 2,500 tons of antibiotics per year.13,14

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5 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9543772/

6 https://www.fda.gov/emergency-preparedness-and-response/mcm-issues/antimicrobial-resistance-information-fda

7 https://www.persistencemarketresearch.com/market-research/antibiotic-free-meat-market.asp

8 https://www.who.int/news-room/fact-sheets/detail/antibiotic-resistance

9 https://www.colorado.edu/today/2022/08/12/how-covid-spawned-surge-superbugs-and-what-we-can-do-about-it

10 https://www.cdc.gov/drugresistance/biggest_threats.html

11 https://www.fda.gov/media/154820/download

12 https://www.science.org/doi/abs/10.1126/science.aaw1944

13 https://www.fda.gov/media/133411/download

14 https://www.aphis.usda.gov/animal_health/nahms/amr/downloads/amu-feedlots_1.pdf

Antimicrobial use in livestock has been linked to antimicrobial-resistant bacterial infections in humans.15 Human interactions in the beef system either through unhygienic meat consumption or through effluents released into the environment have been shown to be a significant transmission risk for antimicrobial resistance in humans.16,17 This poses a serious health risk to communities which surround feedlots and to individuals working in meat-processing facilities.

Climate change is likely to make the problem of antibiotic resistance worse in the coming decades.18 Higher temperatures can be associated with growing frequency of horizontal gene transfer, where antimicrobial resistant bacteria share resistant genes with other bacteria, increasing the impact of the resistance. Higher temperatures can also lead to a greater number of antimicrobial resistant infections. The spread of antimicrobial resistant infections could also grow due to extreme weather patterns which could disrupt sanitation systems.

McDonald’s has increased its exposure to medically important antibiotic use in its supply chain, instead of reducing it. In 2018, McDonald’s published its “Global Vision for Antibiotic Stewardship in Food Animals” which included a goal to prohibit routine preventive use of antibiotics by meat suppliers and committed to developing “species-specific policies outlining our requirements and implementation timelines for suppliers providing chicken, beef, dairy cows, pork and laying hens for use in McDonald’s restaurants.” It also announced the goal of setting reduction targets for medically important antibiotics across 80% of its global beef supply by the end of 2020.

McDonald’s did not fulfill its promise. In March 2022, it replaced its commitment to set targets for “reducing use” of medically important antibiotics with targets for the “responsible use” of the drugs. However, its responsible use approach does not incorporate timelines, milestones, and enforcement mechanisms, meaning that McDonald’s pledge is not aligned with the WHO’s imperative to achieve absolute antimicrobial reductions (inclusive of medically important antibiotics) by at least 30-50% by 2030.19

McDonald’s reports in its 10-K that business losses stemming from global pandemics are its number one risk. Considering that over half of all zoonotic diseases (diseases that are spread between people and animals) stem from animal agriculture, and that risks are significantly higher in high intensity operations, McDonald’s has an interest in ensuring the cleanliness and safety of its animal supply chain.20 McDonald’s sources beef from 40 countries, and its beef purchases make up 11-20% of its total procurement spend.21 According to its own documents, McDonald’s believes that “Habitual use of medically important antibiotics for disease prevention is a probable indication of an underlying herd-specific and/or management issue.”22 There is a strong business case for limiting its exposure to these operations and for the Company to set firm glide paths for reducing its overall exposure to these facilities.

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15 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7199423/

16 https://www.frontiersin.org/articles/10.3389/fvets.2021.606810/full#B5

17 https://www.frontiersin.org/articles/10.3389/fvets.2021.606810/full#B7

18 https://www.unep.org/resources/superbugs/environmental-action

19 https://www.who.int/news/item/25-11-2022-quadripartite-welcomes-new-political-commitments-in-fight-against-antimicrobial-resistance

20 https://www.fairr.org/index/key-findings/

21 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520713&discloser_id=955281&locale=en&organization_name=McDonald%27s+Corporation&organization_
number=11581&program=Forest&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2Fwv3hnjzp%2F172969&survey_id=78646010

22 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Beef_and_Dairy _Antibiotic_Policy.pdf

1.	GOVERNANCE RISK

McDonald’s has not met previous goals to eliminate medically important antibiotics in its beef supply chain. Inability to meet its commitments could be signs of underlying governance risk. Additionally, McDonald’s failure to act on previous promises regarding gestation crates resulted in a public proxy fight in 2022, which led to significant negative press and a public proxy fight with activist investor Carl Icahn.

Investors rely on management to make and implement policies which will positively impact shareholder value. If management makes a commitment, and then does not follow through, there could be loss of investor confidence in management. Loss of confidence in management could lead to economic consequences, such as stunted economic growth and capital flight.23 Further, inability to meet its commitments could point to underlying issues with the firm’s governance. If management backtracks on its commitments, it could limit accountability, agility, and competitive advantage. Therefore, firms are encouraged to ensure their promises are made publicly in order to track their progress in a transparent manner and to invite credible third parties to monitor progress on delivery.24 These best management practices are in line with the Proponent’s shareholder resolution.

McDonald’s recently faced negative press over its broken promise to eliminate swine gestation crates by 2022, prompting coverage in the New York Times,25 CNBC,26 The Financial Times,27 BBC News,28 Forbes,29 Vox,30 CNN Business,31 Reuters,32 The Wall Street Journal,33 Axios,34 and Fortune.35 Fallout from McDonald’s failed promise to eliminate use of gestation crates from its pork supply chain resulted in a public proxy fight led by Carl Icahn over the seats of two board members.

2.	REGULATORY RISK

The regulatory environment surrounding antibiotic use in food animal production has been evolving rapidly over the past 5 years. Changes in the E.U. and the U.S. earlier this year are likely to significantly alter antibiotic use for food animal producers, impacting stakeholders across the supply chain. Additionally, nuances in beef supply chains are not always visible to consumers. Regulations vary across sourcing locations, leading to consumer confusion about purchasing policy. In order to comply and ensure consistency, McDonald’s should align its antibiotics timeline and reporting standards to keep ahead of regulators in the European and American markets.

Recent regulations in the EU, individual states, and directives from the FDA are increasing the pressure on overuse of antibiotics in the food industry.

Regulations in the U.S. have been growing constantly. California was the first state to pass legislation to address agricultural antimicrobial use in 2015 (SB27). This regulation specifically forbade the use of medically important antimicrobials “in a regular pattern” unless the prescription is directed from a licensed veterinarian or is used to treat a disease or infection.36 Maryland passed a similar law (SB422) in 2017, which was then strengthened in 2019. Maryland now has the strongest state law concerning agricultural antimicrobial use in the US, which is especially important as Maryland is one of the most densely populated states, placing it at a higher risk if transmission between livestock and humans did occur.37

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23 https://www.jstor.org/stable/j.ctt7szn5

24 https://hbr.org/2007/04/promise-based-management-the-essence-of-execution

25 https://www.nytimes.com/2022/02/20/business/dealbook/mcdonalds-pork-carl-icahn.html

26 https://www.cnbc.com/2022/02/20/carl-icahn-launches-proxy-fight-with-mcdonalds-over-treatment-of-pigs.html

27 https://www.ft.com/content/a4a6bca4-d60e-425a-919e-61015eb3300d

28 https://www.bbc.com/news/business-60458129

29 https://www.forbes.com/sites/jonathanponciano/2022/04/21/legendary-investor-carl-icahn-slams-mcdonalds-for-glaring-cruelty-in-pig-supply-chain-proxy-fight/?sh=2c764c001111

30 https://www.vox.com/future-perfect/22958698/mcdonalds-icahn-pork-pigs-gestation-crates-animal-welfare

31 https://www.cnn.com/2022/04/21/business/carl-icahn-mcdonalds-pigs/index.html

32 https://www.reuters.com/business/mcdonalds-calls-icahn-demands-sourcing-pigs-unfeasible-expensive-2022-04-21/

33 https://www.wsj.com/articles/carl-icahn-mcdonalds-pigs-gestation-crates-11644335198

34 https://www.axios.com/2022/02/21/mcdonalds-carl-icahn-pig-proxy-fight

35 https://fortune.com/2022/02/18/carl-ichan-mcdonalds-pigs-animal-rights/

36 https://www.cdfa.ca.gov/AHFSS/AUS/docs/Guidelines_Judicious_Use_of_Antimicrobials_Livestock.pdf

37 https://www2.census.gov/programs-surveys/popest/tables/2010-2019/state/totals/nst-est2019-01.xlsx

The FDA has taken greater steps towards regulating how and when medically important antibiotics can be legally used in food-producing animals. In 2017, the agency introduced FDA Guidance #213, which banned the use of medically important antibiotics used for growth promotion and feed efficiency.38 In January 2023, the FDA issued new guidance stating that medically important antibiotics can now only be used under the authorization of a licensed veterinarian, setting a stronger standard in the fight against antimicrobial resistance, and creating greater regulatory scrutiny of the food-producing animal supply chain. These rules go into effect in June 2023.39

Regulations surrounding antibiotics in the EU were recently strengthened. In 2006, medically important and non-medically important antibiotics were banned in the EU for the economic purpose of growth promotion.40 The European parliament’s ban on preventative uses of veterinary antibiotics in livestock went into effect on January 28, 2022, and will restrict the use of antibiotics as a prophylaxis, or before clinical signs of a disease manifest.41 Medically important antibiotics are consumed at a rate 86% higher in the U.S. than in Europe.42 Over the past 10 years, some states in the EU have seen antimicrobial use in livestock fall by more than 50% with no net impact on profitability.43

3.	REPUTATIONAL RISK

. McDonald’s is one of the largest purchasers of beef and pork products. Given the increasing visibility into animal supply chains, as well as the growth in consumer interest in antibiotic-free meat, McDonald’s could become a target of consumer backlash if it does not secure its beef and pork supply chains. The backlash could be even more severe if the company is found to have purchased meat from a producer where antimicrobial resistant bacteria have developed and spread.

McDonald’s is particularly exposed to antimicrobial resistant diseases in its animal supply chain given its size, reputation, and menu offerings. McDonald’s is the largest purchaser of beef and pork in the world.44 McDonald’s diverse sourcing of beef products from 40 countries exposes it to a variety of regulatory standards which might not match leading guidelines.45 Further, McDonald’s menu is heavily reliant on beef and pork, with over 50% of the protein-based menu options featuring beef or pork products.46

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38 https://www.fda.gov/animal-veterinary/development-approval-process/fact-sheet-veterinary-feed-directive-final-rule-and-next-steps

39 https://www.avma.org/blog/medically-important-antibiotics-move-otc-rx

40 http://europa.eu/rapid/press-release_IP-05-1687_en.htm

41 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9543772/

42 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9090690/#CR7

43 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9090690/#CR7

44 https://www.cbc.ca/news/business/how-mcdonald-s-has-shaped-the-food-biz-1.3074081

45 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520713&discloser_id=955281&locale=en&organization_name=McDonald%27s+Corporation&organization_
number=11581&program=Forest&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2Fwv3hnjzp%2F172969&survey_id=78646010

46 https://www.mcdonalds.com/ca/en-ca/full-menu/sandwiches-and-wraps.html

There is a growing interest in antibiotic free products as consumers become more aware of animal welfare and impacts on health. Customers are becoming increasingly concerned about the use of antibiotics in beef and pork.47 The global antibiotic-free meat market is currently valued at $149 billion, and is expected to grow rapidly at a CAGR of 11.6% to $445 billion.48 Antibiotic-free labels are important to 2/3rds of Americans. Additionally, the issue is bipartisan, with a majority from every American demographic group agreeing they would prefer to purchase meat with antibiotic free labels.49

McDonald’s is at risk of a backlash if it is perceived as being connected to unsafe agricultural practices. Past viral outbreaks show the impact of these threats. Disruptions in market confidence driven by consumer fear from outbreaks can significantly impact financial performance.50 These fears can be driven not only by actual impact, but by consumers expectations about the impacts.51 The 2009 outbreak of swine flu impacted U.S. producers, led to export bans and shook consumer confidence in pork production.52 Mad cow outbreaks cost U.S. beef exporters $11 billion between 2004 and 2007.53 McDonald’s share price was significantly impacted by the outbreak.54 Covid-19 provides the greatest example of the negative impacts of outbreaks on shareholder value. Same store sales fell by 22% worldwide in March, 2022.55 On its 2022 10-K, McDonald’s lists global pandemics as the top risk facing shareholder value. Finally, the 2022 outbreak of bird flu so far has cost producers roughly $3 billion56 in additional costs and lost money and drove egg prices up more than 130% between December 2021 and December 2022.57

CONCLUSION

McDonald’s recent updates regarding the responsible use of antibiotics watered down its commitment to medically important antibiotic-free animal production and removed timelines and metrics for measuring antibiotic use in its supply chain. By reducing its commitments immediately after a global pandemic, McDonald’s approach does not align with the advice of global health experts or new regulations issued by the U.S. and EU. McDonald’s updated policy regarding antibiotic use in its beef supply chain exposes its shareholders to unnecessary risk in reputation, regulation, and governance.

Shareholders are urged to vote FOR the proposal asking for the Adoption of Antibiotics Policy (1 of 2).

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item Number 5 following the instruction provided on the management’s proxy mailing.

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47 https://www.persistencemarketresearch.com/market-research/antibiotic-free-meat-market.asp

48 https://www.persistencemarketresearch.com/market-research/antibiotic-free-meat-market.asp

49 https://www.forbes.com/sites/johnzogby/2021/02/11/antibiotic-free-labels-are-important-to-two-thirds-of-americans-when-buying-meat---and-data-to-back-up-claims-is-paramount
-a-new-poll-shows/?sh=5af631743c2b

50 https://www.brookings.edu/on-the-record/the-swine-flu-outbreak-and-its-global-economic-impact/

51 https://www.sec.gov/Archives/edgar/data/63908/000119312512077317/d260574d10k.htm

52 https://crsreports.congress.gov/product/pdf/R/R40575/11

53 https://www.reuters.com/article/us-madcow-beeftrade-exports/mad-cow-ban-cost-u-s-11-billion-in-beef-exports-idUSTRE4969C120081007

54 https://www.chicagotribune.com/news/ct-xpm-2003-12-24-0312240281-story.html

55 https://www.cnbc.com/2020/04/08/mcdonalds-global-same-store-sales-down-22percent-in-march-amid-coronavirus-pandemic.html

56 https://apnews.com/article/disease-outbreaks-iowa-business-health-bird-flu-2c9ca4b3d04f3c0269a1fee233daa3a6

57 https://texasfarmbureau.org/avian-flu-inflation-drive-egg-prices-higher/#:~:text=Added%20inflationary%20pressure%20on%20top,per%20dozen%20during%20December%202021.